 News Release

RESIN SYSTEMS RECEIVES LARGE UTILITY POLE ORDER

Edmonton, Alberta, May 17, 2006: Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite material products company, through its operating division, RS Technologies (collectively “RS”), announced today it has received a large purchase order for RStandard™ modular composite poles from Northwest Tel Inc.

Northwest Tel Inc., RS’s first RStandard customer, began using RStandard poles in early 2004 and this new order is for the expansion of their utility line near Hay River, NWT. The order is in excess of 1,000 poles and will be shipped over several months starting the beginning of June.

“Repeat business such as this reinforces the market acceptance of our RStandard product line,” said Greg Pendura, Chairman, President and CEO of RS. “This shows our poles are meeting and exceeding expectations in the field.”

About RS

RS is a composite product innovator. RS engineers advanced composite products for large-scale industrial markets. These products replace products which historically have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation, product development and its proprietary Version™ polyurethane resin system.

RS's business strategy is to continually seek out future business opportunities in its realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass its business tests. To date, RS has successfully developed and brought to market the award winning RStandard™ modular composite transmission and distribution structure and is in various stages of development with other composite products. For the latest on RS's developments, click on “Latest News” on www.grouprsi.com.

 “Version” and “RStandard” are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

Chairman, President and CEO

Resin Systems Inc.

Ph: (780) 482-1953

Fax: (780) 452-8755

Email:  gregp@grouprsi.com

www.grouprsi.com

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